

02005701

SEC[illegible] COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 35330

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LAKEVIEW SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 W. WACKER DRIVE SUITE 1010
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60606 1225 (Zip Code)

SEC RECEIVED FEB 26 2002 340

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HORACE J. SCHWARTZ (312) 629 9560
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LANDSMAN, RONALD A.
(Name — *if individual, state last, first, middle name*)

11 E. ADAMS STREET #1107 (Address) CHICAGO (City) IL (State) 60603 6303 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/21

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD A. LANDSMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LAKEVIEW SECURITIES CORPORATION, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Ronald A Landsman
Signature

Certified Public Accountant
Title

Steven P. Krinsky
Notary Public


"OFFICIAL SEAL"
STEVEN P. KRINSKY
Notary Public, State of Illinois
My Commission Exp. 03/02/2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAKEVIEW SECURITIES CORPORATION
(An Illinois Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2001

RONALD A. LANDSMAN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

RONALD A. LANDSMAN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

RONALD A. LANDSMAN, CPA
STEVEN P. KRINSKY, CPA

11 EAST ADAMS STREET, SUITE 1107
CHICAGO, ILLINOIS 60603
TELEPHONE 312/663-4600
FAX 312/663-4603

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Lakeview Securities Corporation:

We have audited the accompanying statement of financial condition of Lakeview Securities Corporation, an Illinois Corporation, as of December 31, 2001 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lakeview Securities Corporation as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



RONALD A. LANDSMAN & COMPANY,
Certified Public Accountants

January 24, 2002
Chicago, Illinois

—o0o—

CONTENTS

—o0o—

SUPPLEMENTAL INFORMATION

—o0o—

LAKEVIEW SECURITIES CORPORATION
(An Illinois Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash	$ 87,643	
Receivables from brokers or dealers – (clearance account)	43,440	
Miscellaneous receivables	22	
Prepaid expenses	3,275	
Accrued interest receivable	159	
Due from employee	2,361	
Accrued State tax refund	1,179	
Due from affiliated company (Note 1)	2,333	
Total current assets		$140,412
PROPERTY AND EQUIPMENT		
Furniture and fixtures	$ 26,276	
Equipment	19,266	
Total	$ 45,542	
Less accumulated depreciation	44,306	
Net property and equipment		1,236
OTHER ASSETS		
Deferred state income tax	$ 27	
Total other assets		27
TOTAL ASSETS		$141,675

The accompanying Notes to Financial Statements are an integral part of this statement.

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 1,994	
Employees' withheld taxes	10,499	
Accrued wages	1,770	
Accrued profit sharing contribution	18,830	
Deferred taxes	647	
Total current liabilities		$ 33,740
LONG TERM LIABILITIES		
Accrued wages		1,770
STOCKHOLDERS' EQUITY		
Common stock – $.10 par value		
20,000 shares authorized		
10,000 shares issued and outstanding	$ 1,000	
Paid in capital	49,000	
Retained earnings – Exhibit C	56,165	
Total stockholders' equity		106,165
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$141,675

LAKEVIEW SECURITIES CORPORATION
(An Illinois Corporation)

EXHIBIT B

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

REVENUE			
Commissions		$613,864	
Consulting fees and management services (Note 1)		388,000	
Total revenues			$1,001,864
EXPENSES			
Salaries			
Officers	$487,722		
Other	353,897	$841,619	
Travel and entertainment		95,852	
Insurance		33,259	
Payroll taxes		32,723	
Subscriptions		31,430	
Profit sharing contribution and fees (Note 3)		18,830	
Legal and accounting		16,760	
Dues, fees and assessments		2,082	
Office expense and miscellaneous		1,409	
Depreciation		309	
Computer expense		264	
Total expenses			1,074,537
Net (loss) before other income and state tax			$ (72,673)
OTHER INCOME			
Dividend and interest income			8,451
Net (loss) before state tax			$ (64,222)
Provision for state tax			
Current		$ (1,179)	
Deferred		332	(847)
Net (loss) - Exhibit C			$ (63,375)

The accompanying Notes to Financial Statements are an integral part of this statement.

LAKEVIEW SECURITIES CORPORATION
(An Illinois Corporation)

EXHIBIT C

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

DECEMBER 31, 2001

Common stock - $.10 par value 20,000 shares authorized 10,000 shares issued and outstanding		$ 1,000
Paid in capital		49,000
Retained earnings		
Balance - January 1, 2001	$125,540	
Net (loss) - Exhibit B	(63,375)	
Dividend distributions	(6,000)	
Balance - December 31, 2001 - Exhibit A		56,165
Total stockholders' equity - December 31, 2001		$106,165

The accompanying Notes to Financial Statements
are an integral part of this statement.

LAKEVIEW SECURITIES CORPORATION (An Illinois Corporation) — **EXHIBIT D**

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Commissions	$ 608,497	
Consulting fees and management services	388,000	
Interest and dividend income	9,249	
Total cash received		$1,005,746
Less cash paid for:		
Expenses	$1,103,356	
Employees withheld taxes	1,421	
State income tax	2,899	
Total cash disbursed for operating activities		1,107,676
Net cash flows from operating activities		$ (101,930)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend distributions	$ (6,000)	
Decrease in due to affiliated company	(19,323)	
Increase in due from affiliated company	(2,333)	
Increase in due from employee	(2,361)	
Decrease in note payable bank	(1)	
Net cash flows from financing activities		(30,018)
CASH FLOWS FROM INVESTING ACTIVITIES		
Refund of broker's deposit	$ 25,000	
Purchase of equipment	(1,545)	
Net cash flows from investing activities		23,455
Decrease in cash		$ (108,493)
Cash at beginning of year		196,136
Cash at end of year		$ 87,643

The accompanying Notes to Financial Statements are an integral part of this statement.

LAKEVIEW SECURITIES CORPORATION
(An Illinois Corporation)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NATURE OF BUSINESS

Lakeview Securities Corporation, an Illinois corporation, is an introducing broker-dealer registered under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. All or substantially all of the revenue of the company is derived from related companies, Performance Analytics, Inc. and Spectrum Advisory Corporation, and from clients of those related companies.

ACCOUNTING POLICIES

DEPRECIATION - PROPERTY AND EQUIPMENT

Equipment, furniture and fixtures are recorded at cost. Depreciation is provided by charges to operations over the estimated useful lives of the assets using an accelerated method.

FEDERAL AND STATE INCOME TAXES

The company has made an election pursuant to section 1362 of the Internal Revenue Code to be taxed as an "S" Corporation. In an "S" Corporation the tax on the corporate income is the obligation of the shareholders instead of the corporation. Therefore, there is no provision for Federal income taxes.

The company prepares its income tax returns on a cash basis. Deferred taxes result from the timing differences between the cash and accrual methods of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Related party transactions

a/ Consulting agreement

The company entered into a consulting agreement with Performance Analytics, Inc., an affiliated company, whereby Performance Analytics, Inc. provides fund manager performance data and analysis to the company's clients. The total amount paid during 2001 under the agreement was none.

During 2001 the company received from Performance Analytics, Inc. $340,000 for management services.

b/ Management services

The company provides supervisory management services to Spectrum Advisory Corporation., an affiliated company. During 2001 the total amount received for such services was $48,000.

c/ Due to/from Affiliated Company

Performance Analytics, Inc. (an investment adviser) has at various times paid various expenses for the company. At December 31, 2001 Performance Analytics, Inc. owes the company $2,333.

Note 2 – Profit Sharing Plan – The company maintains the Lakeview Securities Corporation Profit Sharing Plan. All full time employees who have attained the age of 21 and either were employed on December 31, 1986 or have completed one year of eligible service are eligible to participate in the plan. Employer contributions to the plan are to be made in such amounts as the company's Board of Directors shall determine. The Board of Directors decided to contribute 3% of compensation of all participants for the year ended December 31, 2001. The total contribution for 2001 is $18,830.

Note 3 – Contingencies – Pending lawsuit: The Company, an affiliated company and an officer and director of the Company are parties to a lawsuit arising out of consulting services provided by the officer and director to a pension fund client of the affiliated company between 1995 and mid-1997. In the complaint it is alleged that before and during this time, interested trustees of the client were arranging for fund managers to direct commissions to a particular securities broker, and that the broker was sharing commissions with interested trustees. It is also alleged that the officer and director, and thereby the affiliated company, was involved in the hiring of fund managers and did not tell the alleged disinterested trustees of the plaintiff about the directed commissions (or an ensuing government investigation involving the Pension Fund) and that the Company received commissions from fund managers. The plaintiff in the lawsuit seeks significant monetary damages of a presently undeterminable amount. The Company denies the substantive allegations in the lawsuit.

Note 4 – Disability Income Plan

The company established a disability income plan for the benefit of Key Employees (Robert P. Moseson and Leslie I. Golembo.) The plan provides for payment of 100% of the Key Employee's then current salary upon permanent disability of the Key Employee. The payments shall continue until the earlier of the second anniversary of the date he became permanently disabled or the death of such Key Employee.

Note 5 – Statement of Cash Flows

Reconciliation to net income

Net (loss) – Exhibit B		$(63,375)
Non–cash revenue and expense adjustments		
Depreciation	$ 309	
Increase in receivables from brokers or dealers	(5,366)	
Increase in prepaid expenses	(1,816)	
Decrease in accrued interest receivable	798	
Decrease in miscellaneous receivable	332	
Increase in accrued state income tax refund	(1,179)	
Decrease in deferred state income tax	26	
Decrease in accounts payable	(10,028)	
Decrease in employees' withheld taxes	(1,421)	
Decrease in accrued wages	(6,072)	
Increase in accrued profit sharing contribution	(11,545)	
Decrease in accrued state income tax	(2,899)	
Increase in deferred taxes	306	
Total non–cash revenue and expense adjustments		(38,555)
Net cash flows from operating activities		$(101,930)

Note 6 – The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the company had net capital of $95,573, which was $90,573 in excess of its required net capital of $5,000. The company's net capital ratio was .37 to 1.

Note 7 – The company is or was under common control with:

Performance Analytics, Inc.
Spectrum Advisory Corporation
Sheridan Algo Corporation

Existence of this control could result in operating results or financial position of the company significantly different from those that would have been obtained if the companies were autonomous.

SUPPLEMENTAL INFORMATION

LAKEVIEW SECURITIES CORPORATION
(An Illinois Corporation)

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

Total ownership equity		$106,165
Deductions and/or charges:		
Non-allowable assets		
Prepaid expenses	$ 3,275	
Deferred state income tax	27	
Miscellaneous receivable	22	
Accrued interest receivable	159	
Due from employee	2,361	
Due from affiliated company	2,333	
Accrued State tax refund	1,179	
Net property and equipment	1,236	
Total non-allowable assets		10,592
Net capital		$ 95,573
Computation of aggregate indebtedness		
Total liabilities	$ 35,510	
Percentage of aggregate indebtedness to net capital	37.15%	
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 2,367	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement		5,000
Excess of net capital		$ 90,573

LAKEVIEW SECURITIES CORPORATION
(An Illinois Corporation)

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

	Per Focus Report Part II A	Per Audited Computations of Net Capital
Total ownership equity	$106,165	$106,165
Non-allowable assets	10,592	10,592
Net capital	$ 95,573	$ 95,573

LAKEVIEW SECURITIES CORPORATION
(An Illinois Corporation)

SCHEDULE III

INFORMATION REQUIRED BY RULE 17a-5

DECEMBER 31, 2001

MATERIAL INADEQUACIES FOUND TO EXIST

There were no material inadequacies found to exist.

RULE 15c 3-3 RESERVE REQUIREMENT

The company is an introducing broker/dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto as are customarily made and kept by a clearing broker or dealer. The company does not receive or hold funds or securities from, or owe money or securities to, customers, all such financial transactions being effectuated through a clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves the books and records pertaining thereto pursuant to the requirement of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The company is thereby exempt from the reserve requirement pursuant to Rule 15c 3-3 (k) (2) (ii).

RULE 15c 3-3 POSSESSION OR CONTROL REQUIREMENTS

The company is an introducing broker/dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto as are customarily made and kept by a clearing broker or dealer. The company does not receive or hold funds or securities from, or owe money or securities to, customers, all such financial transactions being effectuated through a clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves the books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The company is thereby exempt from the possession or control requirements pursuant to Rule 15c 3-3 (k) (2) (ii).